October 24, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Justin Dobbie

Tonya Aldave

Lyn Shenk

Steve Kim

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Habit Restaurants, Inc.
Registration Statement on Form S-1, filed October 16, 2014 File No. 333-199394

Dear Mr. Dobbie:

On behalf of The Habit Restaurants, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated October 16, 2014, relating to the Company’s Registration Statement on Form S-1 filed with the SEC on October 16, 2014.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

United States Securities and Exchange Commission

October 24, 2014

General

1. We note your response to our prior comment 7 and reissue. Your summary contains lengthy discussions of your business and strategies that are repeated elsewhere in your prospectus. Pursuant to Item 503(a) of Regulation S-K, your summary should be brief and should not merely repeat text found elsewhere in the prospectus. Please revise accordingly.

Response to Comment 1:

The Company has revised Amendment No.1 to revise the Summary and Business sections to reduce the length and repetition in response to the Staff’s comment. Please see the Summary section beginning on page 1 and the Business section beginning on page 99. The Company respectfully advises the Staff that the Summary section consists of 20 pages, which includes disclosure about the Reorganization Transactions, the Summary box and Summary financial information, all of which the Company believes is necessary for investors to fully appreciate the transaction contemplated in connection with this offering. The Company respectfully submits that these portions of the Summary, along with the remaining 8-9 pages of summary business information, are both brief, as compared to other restaurant companies as well as issuers contemplating a reorganization in connection with an initial public offering. The Company also respectfully submits that the Summary provides condensed disclosure in comparison to the more fulsome disclosure included elsewhere in Amendment No. 1. Therefore, the Company respectfully submits that the Summary section in Amendment No. 1 is in compliance with the requirements of Item 503(a) of Regulation S-K.

2. We note your response to our prior comment 35 and reissue in part. Please revise footnote 4 on page 134 to state, if true, that Mr. Reilly has the voting and dispositive power with respect to the shares held by entities affiliated with KarpReilly, LLC.

Response to Comment 2:

The Company has revised footnote 4 on page 137 of Amendment No.1 to clarify all of the voting and dispositive power with respect to the shares held by entities affiliated with KarpReilly, LLC.

3. We also note your statement in footnote 4 on page 134 that Mr. Reilly “may also be deemed the beneficial owner of some or all of the securities in the paragraph above.” Please identify the individual or individuals who have the voting and dispositive power with respect to all of the shares to which this footnote relates.

Response to Comment 3:

As stated above in response to the Staff’s comment 2, the Company has revised footnote 4 on page 137 of Amendment No.1 to identify all of the individuals who have voting and dispositive power with respect to all of the shares to which the footnote relates.

4. Please revise your disclosure on page 149 to disclose the consideration to be paid to Solebury in connection with the financial advisory services being provided to you in connection with the offering.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised Amendment No. 1 to remove all reference to Solebury because, pursuant to revised Financial Industry Regulatory Authority (“FINRA”) Corporate Financing Rule 5110, the Company’s engagement with Solebury as an “independent financial adviser” no longer requires disclosure, provided that the “independent financial adviser” is neither engaged in, nor affiliated with any entity that is engaged in, the solicitation or distribution of the offering. Specifically, Rule 5110(a)(5) states that:

Participation in the preparation of the offering or other documents, participation in the distribution of the offering on an underwritten, non-underwritten, or any other basis, furnishing of customer and/or broker lists for solicitation, or participation in any advisory or consulting capacity to the issuer related to the offering, but not:

(A) the preparation of an appraisal in a savings and loan conversion or a bank offering or the preparation of a fairness opinion pursuant to SEA Rule 13e-3; or

(B) advisory or consulting services provided to the issuer by an independent financial adviser. For purposes of this provision, an “independent financial adviser” is a member that provides advisory or consulting services to the issuer and is neither engaged in, nor affiliated with any entity that is engaged in, the solicitation or distribution of the offering. (Emphasis added.)

The Company respectfully submits that Solebury is neither engaged in, nor affiliated with any entity that is engaged in, the solicitation or distribution of the offering and is merely providing advisory services for this offering and therefore Solebury is an “independent financial adviser” pursuant to this definition. The Company has engaged Solebury to provide certain financial consulting services (which do not include underwriting services) in connection with the offering. Solebury will receive a fixed fee in connection with the successful completion of the offering and such fee is to be paid from the amounts payable to the underwriters in connection with the offering and thus will not affect the proceeds available to the Company following the offering. Solebury’s services include advice with respect to selection of underwriters for this offering, deal structuring, fee and economics recommendations, distribution strategy recommendations and preparation of presentation materials. Solebury has no contact with investors pursuant to this engagement and will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking. As such, the Company respectfully submits that it has appropriately removed all reference to Solebury in Amendment No. 1.

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United States Securities and Exchange Commission

October 24, 2014

In connection with our response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:	Ira Fils